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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               ---------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO. 6)(1)


                      APPLIEDGRAPHICS TECHNOLOGIES, INC.
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                  037937 208
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                                (CUSIP Number)

  Martin D. Krall, Esq. 450 West 33rd Street, 3rd Floor, New York, NY 10001
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                July 27, 2001
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           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



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        (1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 037937 208                   13D      PAGE    2     OF   5     PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Applied Printing Technologies, L.P.          52-1560199
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  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

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  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          N/A
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          N/A
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  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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                       (7)     SOLE VOTING POWER
  NUMBER OF                    1,994,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                             --
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,994,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                       --
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,994,000
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 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          N/A
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 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.99%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1.           Security and Issuer.

            This Amendment No. 6 to Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Applied Graphics Technologies, Inc. (the "Company"), 450 West 33rd Street, New York 10001.

Item 2.           Identity and Background.

            The reporting person is Applied Printing Technologies, L.P. ("Applied Printing"), a Delaware limited partnership whose business is commercial printing and whose address is 77 Moonachie Avenue, Moonachie, New Jersey 07074. The general partner of Applied Printing is Applied Printing Technologies, Inc., a New Jersey corporation (the "General Partner") located at the same address, whose principal business is acting as the general partner of Applied Printing. Mortimer B. Zuckerman is the sole stockholder of the General Partner. Mr. Zuckerman is the Chairman of the Board of Directors of Boston Properties, Inc., a publicly held real estate investment trust located at 599 Lexington Avenue, New York, New York 10022. Mr. Zuckerman is also a director of the Company, Chairman of U.S. News & World Report, L.P. and Editor-in-Chief of U.S. News & World Report, Chairman of Daily News, L.P. and Co-Publisher of the New York Daily News.

            The directors of the General Partner are Mr. Zuckerman and Fred Drasner. Mr. Drasner is also Chairman and Chairman of the Board of Directors of the Company, Chief Executive Officer of Daily News, L.P. and Co-Publisher of the New York Daily News, Co-Chairman of U.S. News & World Report, L.P., Chairman and Chief Executive Officer of the General Partner, and co-owner of Pro-Football, Inc. d/b/a The Washington Redskins. Martin D. Krall is Executive Vice President of the General Partner, and Alfred Stoddart is the Senior Vice President of the General Partner. The principal occupation of Mr. Stoddart is an officer of the General Partner and Applied Printing. Mr. Krall is also the Executive Vice President, Chief Legal Officer, Secretary and a director of the Company and the Executive Vice President, the Chief Legal Officer and Secretary of Daily News, L.P., and U.S. News & World Report, L.P. The business address of Mr. Stoddart is 77 Moonachie Avenue, Moonachie, New Jersey 07074; the business address for Messrs. Drasner and Krall is 450 West 33rd Street, New York, New York 10001.

            None of Applied Printing, the General Partner or any person referenced in Item 2 above has during the last five years been (a) convicted in a criminal proceeding or (b) a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D. All of the natural persons named in Item 2 are U.S. citizens.

Item 3.     Source and Amount of Funds or Other Consideration.

            Not applicable.
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Item 4.     Purpose of Transaction.

            Not applicable.

Item 5.     Interest in Securities of the Issuer.

            (a) and (b)      See cover page.

            (c)              See Item 6.

            (d) and (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Pursuant to a letter agreement dated July 27, 2001 with Fleet National Bank, as Administrative Agent (the "Agent"), Applied Printing has granted the Agent, on behalf of the lenders party (the "Lenders") to the Amended and Restated Credit Agreement dated as of March 10, 1999, (as amended, the "Credit Agreement") among the Company, the Agent and the Lenders, an irrevocable call option to purchase from Applied Printing 680,067 shares of Company common stock, subject to adjustment. The purchase price of the call option is $ .01 per share. The call option is exercisable, in whole or in part, at any time prior to the close of business on the 180th day after the earlier of (i) January 15, 2003 and (ii) the occurrence of an Event of Default under the Credit Agreement (as defined therein).

Item 7.     Materials to File as Exhibits.

            Letter Agreement dated July 27, 2001 between Applied Printing Technologies, L.P. and Fleet National Bank.
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                                    Signature


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 2, 2001                APPLIED PRINTING TECHNOLOGIES, L.P.

                              By: Applied Printing Technologies, Inc., its general partner


                                    By: /s/Martin D. Krall
                                        -------------------------------
                                        Name: Martin D. Krall
                                        Title: Executive Vice President